SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For September 27, 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





Bank of Ireland Group Trading Update 27 September 2005

Bank of Ireland is issuing the following trading update before its close period for the half year ended 30 September 2005.

John O'Donovan, Group Chief Financial Officer, will host a conference call at 8.30a.m. G.M.T. today, 27 September 2005.

Dial-in arrangements and individual contact arrangements are detailed below.



International Financial Reporting Standards (IFRS):

The half-year to 30 September 2005 is the first time we will report under IFRS. To enable effective comparison to be made, our expected results to 30 September 2005 are compared against pro-forma(1) results for the six months to 30 September 2004 under IFRS as contained in the Transition Document. The following information accompanies this statement:

   *Explanatory note on our approach to the implementation of IFRS *The Transition Document to IFRS

Overview:
Bank of Ireland Group has continued to perform strongly in the half year to 30 September 2005. Highlights of our interim results are expected to feature continuing strong growth in our Irish franchise and positive progress towards our growth objectives in our UK and international businesses. We have also made significant progress in the initial phase of our Strategic Transformation Programme announced in March 2005. The positive performance for the six months has taken place against generally favourable economic conditions and also reflects excellent asset quality.

We expect basic earnings per share (EPS) to grow by close to 30%. Our results for the six months to end September 2004 included exceptional gains totalling EUR38 million. In the half-year to end September 2005 our results will include a gain on the disposal of our interest in the Bristol & West branch network (GBP120 million) together with implementation costs associated with our Strategic Transformation Programme. Excluding the effect of these items from both periods, together with any volatility that might arise under IFRS in relation to hedge ineffectiveness, we expect underlying EPS to grow by circa 9%.

Commenting on the trading update Brian Goggin Group CEO said:
"We expect a strong Group performance for the half year. The continuing strength of our Irish businesses, together with the emerging benefits of investment in the UK, and niche international businesses focused on high growth sectors, and the delivery of the Strategic Transformation Programme, provides us with a foundation for sustained growth."

Retail Financial Services Ireland:
The Irish economic environment continues to be very favourable with GDP growth this year expected to be circa 5%. Our Retail Financial Services business is building on excellent momentum with strong volume and profit growth across the division. Profit before tax is expected to grow by circa 16%. Our leading distribution position, well-established relationship management approach to personal and business customers coupled with a strong and responsible sales culture are the main drivers underpinning this performance. Strong growth in volumes in key product areas underlines the attractiveness of our customer proposition. Loans to customers are expected to grow by circa 23% compared to the same period last year with mortgages and business banking up by circa 26% and 24% respectively. Resources are expected to increase by circa 13%.

Bank of Ireland Life:
Our Life business continues to grow underpinned by strong product demand and rising investment markets. The environment for the Life business is particularly positive with favourable demographics and rising prosperity contributing to a significant rise in new business sales, which are expected to grow by circa 20% for the six months to 30 September 2005 compared with the same period last year. While the transition to IFRS is making reporting of financial performance for this business more complex, operating profits (before policy-holder tax gross-up, investment variance and discount rate change) are expected to increase by circa 30% driven by strong sales growth and tight cost control.

Wholesale Financial Services:
Profit before tax in Wholesale Financial Services is expected to grow by circa 10%, a strong performance as the core businesses in this division invest for future growth. In Corporate Banking loans to customers are expected to increase by circa 22%, compared to the same period last year, while the new business pipeline remains buoyant. We are successfully building an international growth platform with a network of specialist teams focusing on niche opportunities in high growth sectors. We are also maintaining excellent asset quality. Our Global Markets business is also adding specialist teams in key markets and we are increasingly adding value for our customers through integrated banking and risk management propositions through Global Markets, Corporate Banking, Business Banking and our UK Financial Services operations. The other businesses within the division are expected to perform strongly.

UK Financial Services (in local currency):
The results to end September 2004 included the benefit of a technical loan loss provision release of GBP10 million, and excluding the benefit of this we expect the profit before tax outturn to September 2005 to be broadly in line with last year.

We concluded the sale of the Bristol & West branch network on 21 September 2005 for a consideration of GBP150 million. The branch network is expected to incur a small loss in the six months to end September 2005.

We now have a tighter business portfolio in the UK, focused on growing in key market segments. Personal Lending UK is a well-established mortgage business focusing on higher margin specialist sectors. The mortgage book is expected to grow by circa 14% with excellent asset quality being maintained. The mortgage business in the UK is expected to deliver profit growth of circa 10% in the half year to September 2005 compared with the same period last year.

Excluding the benefit of the technical loan loss provision release in the corresponding period last year, we expect business banking profits to be flat, where strong growth in lending volumes of circa 30% compared to the same period last year are offset by the investment in strengthening our Business Banking team, which is nearing its conclusion.

Tight cost control is being maintained with the Business Improvement Programme on target to deliver its objectives for the current year.

UK Post Office Financial Services (UKPOFS):
Performance of UKPOFS, which is progressing well through its development phase, is in line with expectations. We are on track to achieve our customer recruitment target of 400,000 by year-end and we continue to add to the product portfolio.

Asset Management Services:
Asset Management Services (AMS) comprises Bank of Ireland Asset Management
(BIAM), Bank of Ireland Securities Services (BOISS) and Iridian. Investment performance in international equities continues to be an issue for BIAM where we expect assets under management (AUM) to be circa EUR43 billion at the end of September 2005 i.e. circa EUR4 billion lower than at end March 2005. As a consequence of BIAM's expected profit performance we expect AMS's profit before tax to be EUR20 million lower than the same period last year. BIAM's focus remains on improving its investment performance, strengthening its investment team and reducing its cost base. The other businesses in this division are expected to perform well in the period and the division continues to explore opportunities to utilise its expertise and distribution capability.

Group:
Total Group income in the six months to end September 2005 is expected to grow by circa 6% driven by strong volume growth partly offset by lower net interest margins. We expect the Group net interest margin to narrow by high teens basis points in line with our guidance to the market in May 2005. The key drivers behind this reduction are the continuation of the change in balance sheet funding mix to accommodate the growth in assets, together with the low interest rate environment, and to a lesser extent back-book re-pricing in the UK. Total costs are expected to grow by circa 5%.

Asset quality remains excellent and we expect a reduction in non-performing loans over March 2005. The loan loss charge as a percentage of average loans is expected to be circa 11 basis points for the half year to September 2005.

Strategic Transformation Programme:
Our growth-focused Strategic Transformation Programme is progressing well and we are on target to achieve savings of EUR30 million in the current year under the Programme.


Contact Details:

John O'Donovan      Group Chief Financial Officer               +353 1 632 2054
Frank Ryan          Group Financial Controller                  +353 1 604 3503
Geraldine Deighan   Head of Group Investor Relations            +353 1 604 3501
Dan Loughrey        Head of Group Corporate Communications      +353 1 604 3833

Conference Call Dial-in Details:
Irish participants please dial: 1800 300 213
International participants please dial: +44 1 452 562 716

Post Conference Call Arrangements:
The conference call will be available in Digital Replay.
To access the recording please dial: +44 1 452 550 000. The Digital Replay Security code is: 8932911 #
This service will be available 1 hour after the call and will be available until the 4 October 2005.
A recording of the call will be available at noon on the 27 September 2005 on our website: www.bankofireland.ie/investor

This statement contains certain forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995 with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.


/ends
--------------------------
(1) The pro-forma results reflect the impact of EIR and insurance accounting, and do not reflect the impact of accounting for derivatives and loan impairment.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: September 27, 2005